

December 3, 2010

Wei Li
Chief Executive Officer and Director
China VantagePoint Acquisition Company
224 Bloomfield Street, Ste. 2
Hoboken, NJ 07030

> **RE:** **China VantagePoint Acquisition Company**
> **Amendment No. 1 to Form S-1**
> **Filed November 23, 2010**
> **File No. 333-170006**

Dear Mr. Li:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your responses to comments one and two from our letter dated November 15, 2010 but cannot necessarily agree that the offering would not be subject to Rule 419. When considering the proposed repurchase of up to 50% of the subunits sold in this offering, in combination with the proposed 66% redemption threshold, the company appears to be proposing to sell securities while concurrently planning to retain less than $5 million in assets. Please revise your prospectus throughout to clarify the basis for your belief that you would not be subject to Rule 419 in light of your proposed repurchases, redemptions, and lack of a commitment to dissolve if you fail to consummate a business combination and how your offering may be effected in such a manner to avoid the application of Rule 419.

2.   We reissue comment three from our letter dated November 15, 2010. Please revise your prospectus to clarify how you may continue to repurchase up to 50% of the subunits sold in this offering in the event you structure a business combination providing for a tender offer. Though your response indicates your proposed repurchases would end one day before the commencement of a tender offer, your disclosure states that they would end one day before the consummation of a tender offer. Please reconcile. Additionally, provide your analysis of how the repurchases would be made pursuant to a 10b5-1 plan and in compliance with the requirements of Rule 10b-18, as you disclose on page 18, when the decision on whether to conduct a tender offer (and thus terminate the 10b5-1 plan) would be in management's discretion and would appear to be material non-public information prior to the commencement of such tender offer.

3.   We note your response to comment five from our letter dated November 15, 2010 and the disclosure you provided on page 102. Please also briefly discuss in the prospectus summary why you have structured your offering to be an offering of units that consist of one subunit (of one ordinary share and one-half of a warrant) and one-half of a warrant.

Prospectus Cover Page

4.   Please revise the prospectus cover page to increase the font size to a more readable size and to remove information that is not key to an investment decision.

5.   We note your response to comment four from our letter dated November 15, 2010. Please also highlight on the prospectus cover page the fact that the company will not liquidate if you do not consummate a business combination in the required time period. In addition, disclose throughout the prospectus (including the prospectus cover page and each time that you mention that you will liquidate the trust if you do not complete a business combination) that the public shareholders will remain shareholders in a shell company on a substantially diluted basis of one share for every 100 subunits held by them (with all warrants expiring), that the initial shareholders (consisting of your sponsor and management) will continue to hold the same number of securities representing approximately 96.6% of the issued and outstanding shares, and that the initial shareholders will have broad discretion to decide on the future of the company. In your prospectus summary and throughout the prospectus, disclose why you have structured the offering and company so that the company does not liquidate and the public shareholders remain only nominal shareholders. Explain how this benefits your management, including how having a certain number of unaffiliated shareholders may benefit the trading of their shares.

Prospectus Summary, page one

6.   Please provide a chart that summarizes the differences between your offering structure, the offering structure of typical, prior blank check offerings and an offering under

Rule 419. Revise the table under "Comparison to Offerings of Blank check Companies" on page 87 to add another column that discloses in more detail the typical terms of prior blank check offerings as compared to the terms of your offering.

Overview, page one

7.   We note your disclosure added on pages two, 69, and 91 in response to comment 14 from our letter dated November 15, 2010. Please revise to disclose whether, if the provision to extend the time to consummate a business combination is triggered, you are permitted only to consummate the particular business combination contemplated by the definitive agreement or whether you may enter into and consummate different business combination.

Effecting a Business Combination, page 3

8.   Wherever you mention that shareholder may seek to redeem their subunits or elect to tender their subunits, also disclose that the shareholder will forfeit the one-half warrant that is included in the subunit.

9.   On page four, you refer to engaging a third party to help you conduct due diligence and to hiring a PRC law firm to conduct legal due diligence. If you have already identified the parties you intend to use in conducting your due diligence, please disclose who they are.

10.   We note your response to comment 13 from our letter dated November 15, 2010. Please provide a separate subheading for the disclosure that summarizes all of the ways you have structured the offering to favor the consummation of a business combination. Also include under this subheading a discussion of the fact that you have structured the offering so that you do not have to acquire an interest in a target business of any particular value, such as requirement in a typical blank check offering that the value of the interest acquired in a target company equal at least 80% of the value of the funds held in trust.

11.   We note your response to comment 15 from our letter dated November 15, 2010. Please discuss how the effect(s) of your potential repurchases, redemptions and/or tender offer will affect the number and quality of potential targets.

Effecting a Business Combination, page 2

12.   We note your response to comments 18 and 20 from our letter dated November 15, 2010. Please summarize the types of business combinations that require shareholder approval and disclose the votes required for such approvals. Specifically indicate whether a vote would be required for a reverse merger.

13.   We note your response to comment 19 from our letter dated November 15, 2010. On page 3, you disclose that, if you have a shareholder vote, you will prepare a proxy statement for distribution to shareholders within the time period set forth in your Amended and Restated Memorandum and Articles of Association. Please disclose when you will deliver the information in relation to the shareholder vote.

14.   We note your response to comment 21 from our letter dated November 15, 2010. Please clarify that, with respect to a reverse merger, the company will own more than 50% of the voting securities of the target business, but the public shareholders in the company would own less than a majority of shares in the company.

15.   We note your response to comment 22 from our letter dated November 15, 2010. Please disclose on page five and in the risk factor on page 30 beginning "Because we are incorporated under the laws of the Cayman Islands…" that all three of your officers and directors are citizens of the PRC

The Offering, page 7

16.   We note your response to comment eight from our letter dated November 15, 2010 that you may structure a transaction in which warrant holders will receive consideration as a result of the business combination. Please revise pages 7, 8, 102, and 103 and any other locations in which you discuss the separation of subunits and warrants to highlight this aspect of your offering.

Amended and Restated Memorandum and Articles of Incorporation, page 13

17.   We note your added disclosure in response to comment 24 from our letter dated November 15, 2010. Please revise to indicate that such disclosure is the opinion of counsel, identify counsel and file its consent as an exhibit to the registration statement.

Shareholder vote to approve a business combination, page 15

18.   We reissue comment 26 from our letter dated November 15, 2010. Please revise to disclose whether any whether any premium price paid by the company would be in the best interest of the stockholders, considering in particular that the remaining stockholders will experience a reduction in book value per share compared to the value received by stockholders that successfully have their shares purchased at a premium. Indicate whether public disclosure of the material terms of such transactions will be made with sufficient lead time prior to the shareholder vote in order for shareholders to effect all the necessary actions to change their vote and redeem.

Permitted purchases of subunits, page 17

19.   We note the examples you provided on page 81 in response to comment 27 of our letter dated November 15, 2010 that illustrate how the purchase of subunits will impact the redemption threshold and vote required. Please disclose on page 4 that the permitted purchases of subunits means that you could purchase all of the public shareholders' subunits making the 66.66% restriction on the redemption of subunits an ineffective restriction. Wherever you mention the 66.66% redemption threshold, clearly state that this poses no restriction on the company's ability to consummate a business combination due to the provision that the company may repurchase up to 50% of the subunits with proceeds of the trust, which could lead to the ability of the company to purchase 100% of the subunits.

Use of Proceeds, page 57
Dilution, page 62
Capitalization, page 64

20.   Please revise these sections to reflect the company's repurchase of up to 50% of the subunits with proceeds of the trust.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Liquidity and Capital Resources, page 65

21.   We note your response to comment 36 from our letter dated November 15, 2010. On page 15, you stated that you "could be required to hold a vote of … warrant holders to amend the provisions of the warrants or for warrant holders to receive cash or other consideration in lieu of retaining a warrant." Please expand your disclosure to describe that nature and extent of warrant provisions that could be typically amended, and additionally, the factors that would enable you to determine the amount of cash or other consideration to be received by warrant holders in lieu of retaining a warrant, whether based on fair value or not.

Proposed Business, page 69

Government Regulations, page 70

22.   We note your response to comment 37 from our letter dated November 15, 2010. We note, that under existing PRC foreign currency exchange regulations, prior approval from SAFE is required to convert Renminbi into foreign currency and remit it outside of China to pay capital account items, while such approval is not required for the payment of current account items. Please expand your disclosure here and in your Risk Factors section to clearly describe the restrictions on your ability to use the revenues from a PRC

operating entity outside of the PRC. For example, disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

- pay dividends to shareholders outside of the PRC,

- pay off debt generated outside of the PRC,

- pay employees located outside of the PRC in currency other than the Renminbi, or

- pay for capital expenditures outside of the PRC in currency other than the Renminbi.

In addition, if a PRC operating entity liquidates, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle
Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments
on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at
(202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810
with any other questions.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        Facsimile: (212) 407-4990